PUBLIC STORAGE
EXHIBIT 12 – STATEMENT RE:  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF EARNINGS TO COMBINED FIXED CHANGES AND PREFERRED SHARE INCOME ALLOCATIONS

	Nine Months Ended
	September 30,		Year Ended December 31,
	2018	2017	2017	2016	2015	2014	2013

	(Amounts in thousands, except ratios)

Income from continuing operations	$1,129,317	$1,057,502	$1,448,465	$1,460,439	$1,317,689	$1,149,955	$1,057,531
Less: Income allocated to noncontrolling
interests which do not have fixed charges	(4,281)	(4,434)	(5,900)	(6,475)	(6,088)	(5,432)	(4,883)
Equity in earnings of unconsolidated
real estate entities	(90,529)	(57,235)	(75,655)	(56,756)	(50,937)	(88,267)	(57,579)
Add back: Distributions from retained
earnings of unconsolidated real estate entities	94,325	39,887	53,749	84,397	35,695	83,458	45,870
Interest expense	24,589	4,553	12,690	4,210	610	6,781	6,444
Total earnings available to cover fixed charges	$1,153,421	$1,040,273	$1,433,349	$1,485,815	$1,296,969	$1,146,495	$1,047,383
Total fixed charges - interest expense
(including capitalized interest)	$28,086	$7,671	$17,076	$9,359	$3,299	$8,340	$9,339

Cumulative preferred share cash dividends	$162,238	$182,457	$236,535	$238,214	$245,097	$232,636	$204,312
Allocations pursuant to EITF Topic D-42	-	29,330	29,330	26,873	8,897	-	-
Total preferred distributions	$162,238	$211,787	$265,865	$265,087	$253,994	$232,636	$204,312
Total combined fixed charges and
preferred share income allocations	$190,324	$219,458	$282,941	$274,446	$257,293	$240,976	$213,651
Ratio of earnings to fixed charges	41.07 x	135.61 x	83.94 x	158.76 x	393.14 x	137.47 x	112.15 x
Ratio of earnings to fixed charges and
preferred share income allocations	6.06 x	4.74 x	5.07 x	5.41 x	5.04 x	4.76 x	4.90 x

Exhibit 12